Contact

www.linkedin.com/in/suekorn (LinkedIn)
delphia.com (Company)

Top Skills

Leadership
Financial Risk Management
Revenue Forecasting

Languages

German (Elementary)
French (Elementary)

Certifications

Chartered Financial Analyst (CFA)

Sue Korn, CFA

CFO | FinTech | Financial Services | FP&A | Accounting
San Francisco, California, United States

Summary

Finance and operations leader with proven experience across strategic planning, financial forecasting, executive/board/investor reporting, business analytics, operational process optimization, cash flow analysis and audit. Relentless seeker of better, faster, less expensive, more efficient ways to move toward scale and profitability. Hands-on partner with line managers to develop financial and operational models with intuitive drivers to make financial rigor an integral part of managing the business. Voracious learner with a passion for data-driven businesses.

Specialties:
Financial Planning
Short-range Forecasting
Intermediate-range Planning
Long-term Strategic Planning
Back Office Operations
Operational Modeling
Capital Budgeting
P&L Management
Profitability Analysis
Treasury/Cash Management
Forensic Audit
Investment Decision Support
Management Reporting
Executive/Board Communications
Process Improvement and Re-engineering
Change Management
Team Development
Data Design and Management

Experience

Arrived

Chief Financial Officer
January 2024 - Present (2 years 4 months)
San Francisco Bay Area

Our investment product offerings: individual single family long term rentals, individual short term/vacation rentals, Single Family Residential rental property fund, Private Credit Fund...

Residential real estate has proven to be the best long term investment in modern history, providing returns in line with stocks, but with half the volatility. The problem is, the majority of people who want to invest in real estate aren't able to do it. Most people are prevented from participating due to the high initial investment needed for down-payments and the many operational requirements of managing a property.

That's why we're building a new way to invest in real estate that makes it easier for people to start their investing journey today. With Arrived anyone can buy shares in income producing rental properties starting at just $100. Arrived takes care of all the real estate operations so that investors can sit back and collect net rental income and their share of the home's appreciation.

The F Suite
Member
March 2023 - Present (3 years 2 months)

We are an independent, invitation-only, peer community where CFOs share knowledge / best practices and support each other throughout our lives and careers.

Delphia
VP, Head of Finance
August 2022 - September 2023 (1 year 2 months)
Toronto, Ontario, Canada

Delphia is building the world's first investment strategy that anyone can improve with their data.

Joined shortly after $60 million Series A raise to oversee finance, accounting and people and culture teams
* Performed end to end forensic analysis of systems, analytical capabilities, and forecasting program

* Developed financial models for Asset Management and FinTech business lines, strengthened analytical rigor and reporting discipline and implemented cash and runway management program
* Brought outsourced financial management in house, saving $150k annually and dramatically improving quality and timeliness of financial analytics and results
* Extended runway from 18 months to more than 4 years by critically evaluating and optimizing business assets and right-sizing expenses (net loss down by 50%; expecting another 75% drop over 8 months)
* Implemented new HR systems to establish performance management, continuous feedback, kudos, and total rewards strategy while reducing related costs

Chief
Member, Chief
June 2021 - June 2022 (1 year 1 month)

Chief is a private network built to drive more women into positions of power and keep them there. Chief is the only organization specifically designed for senior women leaders to strengthen their leadership journey, cross-pollinate ideas across industries, and effect change from the top-down.

LendingClub
3 years 1 month

VP, Marketplace Operations
February 2021 - April 2022 (1 year 3 months)
San Francisco Bay Area

Marketplace Operations includes cash operations for our members (borrowers, investors) and is responsible for migrating our current bank infrastructure to a more streamlined set of accounts. My team also ensures that cash is moved correctly (and proves it), and we also are developing our Finance Data Mart, analytics, BI reporting and automation of business processes. We partner closely with audit and compliance and work with our product and engineering teams to integrate with our new LC teammates in Boston. Integral member of bank integration team.

VP, Treasurer
September 2019 - January 2021 (1 year 5 months)
San Francisco Bay Area

Oversaw Corporate Treasury, Member Operations (borrowers and investors), Reconciliations and Controls. Formally separated Corporate Treasury in

preparation for our bank merger in July 2020 to better align with a bank organizational structure, and added Finance Innovation and Development in October 2020.

VP, Deputy Treasurer
April 2019 - September 2019 (6 months)
San Francisco Bay Area

Oversaw Corporate Treasury, Treasury Operations, Reconciliations and Controls. Worked to streamline and simplify the banking infrastructure of this publicly traded FinTech.

LendStreet Financial
VP Finance and Head of Operations
February 2018 - April 2019 (1 year 3 months)
Oakland, California

Oversaw FP&A, Compliance, Partnerships, Sales, Underwriting, Customer Service, Loan Servicing, Collections.

Oportun
VP Finance and FP&A
June 2016 - February 2018 (1 year 9 months)
Redwood City, CA

Oversaw all of accounting and FP&A. Team of 35, including team of 11 in Mexico.

Vouch
Co-Founder & CFO
April 2014 - June 2016 (2 years 3 months)
san francisco bay area

Co-founder, CFO and Head of Operations. Ran Finance, Accounting, Back Office, Loan Servicing, Customer Service and Collections (in house and outsourced). Heavily involved in all aspects of setting up and running daily production and operation. Established SPV debt vehicle. Built a team of amazing people.

Prosper Marketplace
VP Finance / Head of Operations
2011 - April 2014 (3 years)

Built rigorous financial infrastructure for peer-to-peer lending company that was in transition from start up through management transition to rapid

growth. Lead cross-functional team to overhaul legacy loan servicing system, automate manual processes and migrate to next gen platform.

• Built financial models to forecast loans and liquidity (revenues), variable and fixed expenses, capital expenditures, balance sheet and cash flow.
• Created "what if" scenario models to see full impact of financial and operational decisions.
• Developed and maintained pricing models, developed competitive data infrastructure for pricing/risk.
• Dissected costs and tied expense model closely to general ledger, established clear ownership of and accountability for spend.
• Developed cash flow models and reconciliation processes, worked closely with banking partner on product implementation.
• Built reporting to quantify progress towards goals and to share operational and financial performance with investors, board and executives. Lead regular discussion with executive team and key leaders.
• Developed business requirements for product and system enhancements and provided implementation testing support.
• Ran back office operations, including payment processing, credit bureau reporting, compliance and internal audits.

Intersect360 Research
Advisor
2010 - 2011 (1 year)
Mountain View, CA

Analyzed the use of High Performance Computing tools and technology by commercial users, particularly financial services companies.

Bank of the West
Vice President, FP&A
2009 - 2010 (1 year)

Lead FP&A, performance measurement, cost allocations and management reporting (within the division and to global parent).
• Established roadmap for planning process and methodology redesign, documenting guiding principles, vision, current state, gap analysis and steps to achieve vision.
• Implemented monthly business reviews, actuals/forecast/reporting/analysis feedback loop and formalized monthly forecast process in partnership with lines of business and executive management.

JP Morgan Chase
First Vice President, FP&A
2008 - 2009 (1 year)

Financial Planning, Analysis and Investment Decisioning

WaMu Card Services was acquired by JP Morgan Chase. Responsibilities remained unchanged from prior position.

Washington Mutual Card Services
First Vice President, FP&A
2005 - 2008 (3 years)

Responsible for business FP&A for $33 billion credit card business with 15 million customers. Optimized information infrastructure to improve timeliness and accuracy of actuals (in data mart and general ledger). Lead FP&A (near-term forecasting, budgeting and long range planning), management reporting/ executive communications, finance data management, capital budgeting and investment decisioning/profitability analysis. Managed team of 18 with 3 direct reports.
• Unified all finance analytical functions under one roof, encouraging intra-group communication, cross pollination and establishment of best analytical practices
• Designed and built Account-Level P&L which provided reporting and analysis for any sub-segment of the accounts with the same accounting treatment as the full business
• Developed and built the General Ledger Data Mart so that accounting reporting would continue uninterrupted with the migration of G/L data to headquarters post acquisition of Providian by Washington Mutual
• Developed and implemented new accounting and financial methodologies to shorten financial close from six days to one day.

Providian Financial
7 years

Senior Vice President, Financial Planning and Analysis
2005 - 2005 (less than a year)

Providian was acquired by Washington Mutual, deal closed October 1, 2005.

Joined Providian to forecast and analyze a $2 billion credit card portfolio (from Salomon Smith Barney advisory team). Steady career progression over the next 7 years, from individual contributor to leader of multi-level team. Shortened time to complete annual plan from 6 months to less than a month.

Designed and implemented ongoing, rolling forecast process with regular input from the business lines and integrated it into everyday management of the business. Partnered with marketing, credit and operations to ensure ownership of the near-term forecast, annual plan and long-range results. Generated intuitive reporting targeted to the audience to get information where it needed to be to support decision making and business management.

SVP from June 2005 to October 2005
• Provided reporting, data and analysis for Washington Mutual's due diligence and integration preparation through the close of the acquisition of Providian.

Vice President, FP&A
2002 - 2005 (3 years)

• Completed a full planning process redesign to dramatically reduce the burden on the business lines and improve visibility for executive management
• Lead through a period of significant management turnover and cultural change, keeping the team focused and strengthening engagement
• Hired external talent and developed internal talent into a 15-member team to create a state-of-the-art analytical and technical infrastructure for "one-stop information shopping"
• Oversaw creation of the Finance Data Mart – a relational database designed for analysts by analysts to facilitate ready access to information
• Maintained planning and reporting through a complete data conversion at Total Systems

Director, FP&A
2000 - 2002 (2 years)

Assumed responsibility for business planning and analysis for the whole card business. Developed first three-year Capital Plan for the regulators. Member of the team charged with selling the $9 billion Providian Master Trust and $3.5 billion High-Risk portfolios as the business was reorganized.

Manager, Corporate Development
1998 - 2000 (2 years)

Acquired credit card portfolios: valuation, conversion, integration, forecasting, performance measurement and management.

Salomon Smith Barney
Investment Banking Associate, Financial Institutions Group
1997 - 1998 (1 year)

Coverage: Financial Institutions Group, primarily credit cards

Schroeder Wertheim
Equity Research Associate
1995 - 1995 (less than a year)

Coverage: Life Insurance Industry.

Kidder, Peabody & Co., Incorporated
Equity Research Associate
1992 - 1995 (3 years)

Coverage: Diversified Financial Services Industry (mortgage bankers, mortgage insurers, credit card monolines, regional banks, government-sponsored enterprises, savings and loans, pawn shops).

―――――

Education

Northwestern University - Kellogg School of Management
MBA, Finance, Management and Strategy, Organizational Behavior · (1995 - 1997)

Colby College
BA, with distinction in Philosophy/Mathematics, concentration in Music · (1987 - 1991)